Filed by KT Corporation

Pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended

Subject Company: KT Corporation

Commission File No. 001-14926

Date: January 20, 2009

The following material was released by KT Corp. on January 20, 2009.

KT BOD Resolve Merger with KTF

•	Enhance shareholder value through maximum usage of treasury shares and minimum issuance of new shares

•	Issuance of EB for KTF shares held by NTT

•	Finalized record date for merger EGM

KT held a BOD meeting on January 20, 2009 and resolved to merge with KTF. Upon receipt of approval by the Korea Communication Commission, KT will hold an Extraordinary Shareholders Meeting to launch the merged entity. KT has announced leading the fixed-wireless convergence industry and transforming into a global operator as the reason for this merger.

In addition, KT’s BOD has resolved to issue Exchangeable Bonds (EB) with a five-year maturity and maturity value of KRW 344.41 billion to NTT DoCoMo, the second largest shareholder of KTF currently holding 10.7% of KTF’s shares. The EB will be exchangeable for KT shares or ADRs. The EB will be issued in exchange for 12,105,785 (60%) of NTT DoCoMo’s current holding of 20,176,309 KTF shares. If the EB is fully exchanged, this will translate to 8,453,222 KT shares. There will be no cash consideration. According to KT, this is to maximize the usage of treasury shares while minimizing issuance of new shares to comply with the foreign shareholder limit, in order to enhance shareholder value.

The record date for the EGM to resolve the merger will be February 5, 2009, and the book-closing period will be eight business days, from February 6, 2009 until February 17, 2009.

KT CEO Suk-Chae Lee commented that “this merger is not an issue concerning just KT alone, it’s a matter of survival for the entire Korean IT industry. I will restore KT’s industry leadership through this merger, leading the growth of the IT industry.”

Important Information

In connection with its proposed merger with KT Freetel Co., Ltd., KT Corporation will file important documents with the United States Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4 and related documents. Investors are urged to carefully read all such documents when they become available because they will contain important information. Investors may obtain copies of the documents, when available, free of charge on the SEC’s website at www.sec.gov, as well as from KT Corporation on the Investor Relations section of its website at www.kt.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about KT Corporation and its merger with KT Freetel Co., Ltd. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although KT Corporation’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of KT Corporation, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by KT Corporation, including on Form 20-F and on the Form F-4 that KT Corporation will file with the SEC. KT Corporation undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

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